Exhibit 99.1

RENEW RAISES $400 MILLION THROUGH ISSUANCE OF GREEN BONDS, SEES STRONG DEMAND FROM GLOBAL INVESTORS

Green bonds subscribed more than 4 times resulting in 35bps tightening of pricing and marking the end of a year-long hiatus for India high-yield new issuances.

Gurugram, India, April 20, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), India’s leading clean energy company (in terms of total commissioned capacity) , said on Wednesday that its wholly-owned subsidiary, Diamond II Limited, has raised $ 400 million through the issue of senior secured green bonds.

The green bonds received strong demand from investors in US, Europe and Asia as it opened the high-yield issuance out of India after a broad market hiatus of more than a year. The issue has been oversubscribed c. 4 times with a total investor demand aggregating in excess of $ 1.5 billion, resulting in 35bps tightening of pricing. The issuance underlines ReNew’s ability to raise capital as well as assurance to our stakeholders about the company’s strong balance sheet and liquidity position.

The Corporate Style Notes carry a US Dollar coupon rate of 7.95 percent and have been rated Ba3 by Moody’s and BB- by Fitch. Proceeds from the issue will be used to refinance existing dollar debt and fund various growth initiatives. The notes have been certified by the Climate Bond Initiative and are aligned with the ICMA Green Bond Principles. The Notes also include a development impact assessment.

ReNew’s President Corporate Finance, Kailash Vaswani, said: “Our green bond issue has opened the India high-yield dollar bond market after more than a year. Strong investor demand from global investors underscores the growing demand for renewables and validates our position as an industry leader. Raising corporate funds at an expected rate consistent with our long term plan and will enable us to accelerate our renewable energy initiatives, reduce our cost of capital, drive innovation and make a positive impact on the environment.”

During FY2023, ReNew has repaid more than $ 1 billion to its offshore bondholders. Over the past fiscal year, the company refinanced $ 525 million in the domestic markets in addition to the repayment of $ 480 Million of debt from internal cash flow generation.

In February, the company made a strategic decision to rebrand itself as ReNew to reflect its transition from being a pure-play renewables company to a decarbonization partner providing end-to-end solutions across the decarbonization spectrum, including clean energy, energy storage and carbon markets. ReNew has been leveraging digital technologies and proprietary AI to address increasingly complex requirements of customers and users of renewable energy where ReNew is a market leader.

About ReNew

ReNew is a leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~13.4 GWs on a gross basis as of September 30, 2022, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, green hydrogen, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook, Twitter and Instagram.

Press Enquiries

ReNew | Shilpa Narani | shilpa.narani@renew.com

Investor Enquiries

ReNew | Nathan Judge, Nitin Vaid | ir@renew.com